Filed Pursuant to Rule 433

Registration No. 333-287060

VivoPower Advances US$308 Million Direct NASDAQ Spin-Off of Caret Digital

Caret Digital subsidiary is to be spun off via a direct NASDAQ IPO at a target market capitalisation of US$308 million

Negotiations are progressing with strategic pre-IPO investors in the Middle East and Asia for investment of up to US$50 million

Dedicated management team identified as well as renewable power sources at sub 3c/watt

VivoPower shareholders as of future record date to receive five Caret Digital shares per VVPR share held

Caret Digital to continue mining DOGE following successful first phase, with conversion to XRP and BTC

LONDON, June 16, 2025 (PR NEWSWIRE) — VivoPower International PLC (NASDAQ: VVPR) (“VivoPower”) announced today that it has engaged advisors to fast-track execution in relation to its previously announced plan to directly spin off Caret LLC (“Caret Digital”) through an IPO on NASDAQ.

Caret Digital’s strategy will be focused on digital asset mining, with an emphasis on mining DOGE as previously announced. With the first six-month phase of mining DOGE nearing successful completion, VivoPower is confident of the scalability of the business. Leveraging DOGE mining economics, Caret Digital will convert mined DOGE into either XRP or BTC, securing both at an effective discount (based on current DOGE mining economics), which will then allow it to execute on strategies to optimise yield and returns.

The implied market capitalisation for the spin-off is US$308 million (subject to change based on market conditions and other factors). Additionally, Caret Digital intends to raise up to US$50 million from strategic investors as part of the transaction to support growth plans and it has been engaged in negotiations with counterparties in the Middle East and Asia. Since the election of US President Donald Trump and the recent investment of the Trump brothers in digital asset mining, there has been a significant increase in interest in digital asset mining activities outside of the United States, including in countries where such activity has previously been prohibited. In addition, renewable power sources at sub 3c/watt have been identified.

With the support of VivoPower’s Chairman of the Board of Advisors, Adam Traidman, an experienced and dedicated digital asset mining team is being assembled. Mr. Traidman has a strong track record scaling up digital asset mining operations for Japan’s leading financial conglomerate, the Tokyo-listed SBI Group.

It is proposed that VivoPower shareholders as at a future record date, will be entitled to receive five (5) shares of Caret Digital for each VivoPower share held. VivoPower today lodged a notice in accordance with NASDAQ rules that provides at least 10 calendar days’ notice of an ex-date.

There can be no assurances that VivoPower will consummate the proposed transaction on the terms currently contemplated, or at all, as it will be subject to market conditions.

About Caret Digital

Caret, LLC, (trading as Caret Digital) a wholly owned subsidiary of VivoPower, and has a Power-to-X strategy involving the development of renewable power infrastructure that is vertically integrated with high energy consumption use cases. In the first phase of its Power-to-X strategy, Caret Digital is building up capacity and infrastructure to mine DOGE coin, aligning with the growing demand for sustainable blockchain operations.

About VivoPower

VivoPower International PLC (NASDAQ: VVPR) is undergoing a strategic transformation into the world’s first XRP-focused digital asset enterprise. The Company’s new direction centers on the acquisition, management, and long-term holding of XRP digital assets as part of a diversified digital treasury strategy. Through this shift, VivoPower aims to contribute to the growth and utility of the XRP Ledger (XRPL) by supporting decentralized finance (DeFi) infrastructure and real-world blockchain applications.

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower operates with a global footprint spanning the United Kingdom, Australia, North America, Europe, the Middle East, and Southeast Asia. An award-winning global sustainable energy solutions B Corporation, VivoPower has two business units, Tembo and Caret Digital. Tembo is focused on electric solutions for off-road and on-road customized and ruggedized fleet applications as well as ancillary financing, charging, battery and microgrids solutions. Caret Digital is a power-to-x business focused on the highest and best use cases for renewable power, including digital asset mining.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate, “target”, “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and circumstantial changes. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, and/or regulatory factors, and other risks and uncertainties affecting VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, changes in accounting interpretations, management of rapid growth, competitive intensity, macroeconomic changes, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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